ETF Series Solutions
615 East Michigan Street
Milwaukee, WI 53202

October 2, 2014

FILED VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re: ETF SERIES SOLUTIONS
Request for Withdrawal of Amendment to a Registration Statement
(File Nos.: 333-179562 and 811-22668)

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), ETF Series Solutions (the “Trust”), on behalf of the TFMS HIPS 300 ETF (the “Fund”), respectfully requests that the U.S. Securities and Exchange Commission consent to the withdrawal of Post-Effective Amendment No. 27 to the Trust’s Registration Statement, filed on October 1, 2014 (accession number 0000894189-14-004771).  No securities were sold in connection with Post-Effective Amendment No. 27.

Post-Effective Amendment No. 27 was filed for the purpose of submitting a 485APOS on behalf of the Fund.  The Trust has determined that the 485APOS was incorrectly filed under the Securities Act only, and will file a new post-effective amendment under both the Securities Act and the Investment Company Act of 1940.

If you have any questions regarding the enclosed, please do not hesitate to contact the Trust’s Vice President and Secretary, Michael D. Barolsky, Esq., at (414) 765-5586.

Very truly yours,

ETF SERIES SOLUTIONS

By: /s/ Michael D. Barolsky

Michael D. Barolsky
Vice President and Secretary